

10010088

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 2/10/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Technical Report 43-101A1, Technical Report and Recommendations, Reconnaissance Program, Trieste Project, VIRGINIA MINES INC., November 2009
Prepared by:, Mathieu Savard, B.Sc., P.Geo., Senior Supervising Geologist, Virginia Mines Inc. And, Paul Archer, M.Sc. Ing., Vice President, Exploration, Virginia Mines Inc.

8 paper copies.

000-29880
Commission File Number

ITEM 1 : TITLE PAGE

Technical Report 43-101A1

Technical Report and Recommendations
Reconnaissance Program
Trieste Project

VIRGINIA MINES INC.
November 2009

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Supervising Geologist
Virginia Mines Inc.

And

Paul Archer, M.Sc. Ing.
Vice President, Exploration
Virginia Mines Inc.

ITEM 2 : TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES AND MAPS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 : SUMMARY

Following the discovery of a gold bearing boulder (**20 g/t Au**) and of Zn showings (**1.3% and 2.6% Zn**) in the summer of 2000, Virginia Mines Inc. undertook a mapping and prospecting campaign supported by a heliborne MAG-EM survey on the Trieste Project. That campaign did not lead to significant results at that time. However, in 2007, following the signature of a joint venture agreement with Breakwater Resources, Virginia undertook an intensive prospecting and mapping program on its Trieste project followed by ground geophysical surveys (magnetic, max-min and Induced Polarisation) on two grids in 2008. That work led to the discovery of additional gold-bearing boulders in the Linda Bloc area that returned values of 6.8 g/t Au and the discovery of a new boulder that returned value of 12.4 g/t Au. Base metal values such as 4.41% Z n and 4.45% Cu were also obtained from grab samples in volcanic rocks.

During 2009, follow-up on the 2007 showings and systematic prospecting of the NE and the NW grids led to the discovery of a few gold and base metals showings that returned significant values. (Fig. 4)

The SNPL showing, located in the NW Grid, returned values of **2.65% Zn; 0.08% Cu; 0.16% Pb; 19.3 g/t Ag and 0.10 g/t Au over 3.00 meters** from channel sample. Grabs sample from that grid returned values of **3.17 g/t Au** and **1.18 g/t Au**. A channel sample from the Chirki showing returned values of **1.02 g/t Au over 0.50m** from a semi-massive sulphide breccia.

Systematic prospecting over the NE grid did not allow the discovery of any new showing due to the lack of outcrop exposure in this area. Only one of the Induced Polarization anomaly was explained using Beep-Mat. A Ni-anomalous boulder that formerly returned values of **0.45% Ni** was resampled for thin section analysis.

Boulder prospecting over the property allowed the discovery of a few gold-bearing boulders in a new area and allowed to outline a silicate-rich iron formation that returned values of **1.37 g/t Au**. Finally, till survey performed during 2009 outlined at least two significant gold anomalous trends in areas of poor outcrop exposure.

Additional till sampling is required in 2010 in order to increase the density of till cover where the two anomalous gold-bearing till trends were highlighted . Moreover, additional prospection should follow that survey.

ITEM 4 : INTRODUCTION AND TERMS OF REFERENCE

Since the exploration campaign by Virginia in 1998, limited reconnaissance work has been periodically done in the Trieste area. This sporadic grass root prospecting returned values of 20 g/t gold from a boulder (Linda bloc) and up to 2,60% Zn in grab samples. In June 2007, Virginia signed a partnership with Breakwater Resources whereby Breakwater has the option to acquire a 50% interest in the Trieste property by making payments totalling CA$ 50,000 and by spending $1 million in exploration work over a period of 4 years.

The Virginia 2009 exploration program was designed to test all the IP and the Max-min anomalies outlined by the 2008 surveys. It was also elaborated to systematically prospect and map the grids. Finally, it also had for objective to prospect the gold bearing boulder clusters on the project and the showings highlighted during the 2007 prospecting campaign. Field work consisted of mapping, prospecting, rock sampling and till sampling over the Trieste project.

This report provides the status of current technical geological information relevant to the latest Virginia Mines exploration program on the Trieste project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 : DISCLAIMER

Co-author Mathieu Savard, B.Sc. in Geology and Virginia's Senior Project Geologist, reviews all projects and supervises all fieldwork conducted by Virginia Mines on the Trieste property. Co-author Paul Archer, geological engineer with a M.Sc.A in Earth Sciences and Vice President, Exploration of Virginia is responsible for the design and is the qualified person for all Virginia's exploration programs.

ITEM 6 : PROPERTY DESCRIPTION AND LOCATION

At the time of the field work, the Trieste property was composed of one block of claims composed of 280 cells and covering approximately 143 km^2 in the James Bay area. The property is located 115 km SE of the LG-4 airport (James Bay) owned by Hydro-Quebec (Fig. 2). See Appendix 2 for the list of claims.

Geographical references and NTS sheets covered by the Trieste property area :

Latitude:	53°13' North
Longitude:	72°11' West
SNRC:	33H/01 and 08
UTM zone:	18 (NAD 27)
NTS:	287 501 mE
	5 901 813 mN

ITEM 7 : ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY.

The Trieste program is located in the central part of the province of Quebec between the Caniapiscau reservoir to the northeast, the LG4 Hydro-Quebec installation to the west and the Mont Otish area to the south (Fig.1). Field operations were conducted from the Noella camp which is owned by Virginia Mines Inc. and located 50 km NNE from the Property. The Noella camp is located 57 km SE of the Mirage airport. The camp and the property are only accessible by float- or ski-equipped aircraft and by helicopter. Personnel and supplies were brought by road to Mirage Outfitter floatplane bases, 57 km NW of the camp and therefore, by plane to the camp. Mirage is accessible by the all-season Trans-Taïga gravel road.(Fig. 2)

An Astar BA (Canadian Helicopters) was used for crew and material transport. All equipment, including fuel and supplies, were moved to Mirage Outfitter floatplane bases by truck and from there by airplane to the camp site.

The landscape of the area is relatively flat with regions covered by low altitude rounded hills. Vegetation is typical of taiga including areas covered by forest with others, typically at the top of hills, devoid of trees. Large swamps occupy most of the valley area and the hydrographic network is well developed. At the 1: 250 000 scale, the La Grande and Sakami rivers are the major watercourses and substantial areas are occupied by large lakes.

ITEM 8 : HISTORY

8.1 Property ownership

The Trieste project is wholly owned by Virginia Mines Inc. Under the terms of an agreement, Breakwater Resources has an exclusive right to exercise an option to earn a 50% interest in the Trieste project with a payment of CA$ 50, 000 and $1 million in exploration work over a 4-year period. Virginia is the operator of the project for this period.

8.2 Previous works

Table 1 summarises the exploration work performed in sheets 33H/ 01 and 08 to date.

Table 1. Summary of previous work performed in 33H/01 and 08

Geological Survey of Canada (1966)
- Reconnaissance mapping at a scale of 1: 1 000 000 (Eade, 1966).
SDBJ (1978)
- Lake sediment geochemical survey of the Nitchequon Lakes area (SDBJ, 1978).
Ministry of Natural Resources of Québec (1985)
- Reconnaissance mapping and geochemical compilation of the Campan and Cadieux lakes area. (Hocq, 1985).
Ministry of Natural Resources of Québec (1996)

- Lake sediment geochemical survey of the Nitchequon Lake area (Choinière and Leduc, 1996).

Ministry of Natural Resources of Québec (1996)

- Reconnaissance mapping at a scale of 1: 250 000, SNRC 33H 1/8, 23E west. (Gauthier, 1996).

Virginia Gold Mines Inc. - Cambior JV (1998-2001)

- Numerous field programs including prospecting, mapping, geophysical surveys and drilling over Mineral exploration permits (MEP) 1422, 1451 and 1421 (Noella) and surrounding area.

Virginia Gold Mines Inc. (2002-2008)

- Numerous field programs including prospecting, mapping, geophysical surveys and drilling on MEP 1422, 1451 and 1421 (Noella) and surrounding area.

ITEM 9 : GEOLOGY

9.1 Regional geology

The following description of the regional geology is mainly taken from Gauthier (1996) and Hocq (1985). The study area lies in the Superior Province at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Opinaca and Opatica. The area is dominated by tonalites and granites hosting several Archean greenstone belts of kilometric to deca-kilometric scale.

The Trieste prospect lies in the Trieste greenstone belt (TGB) (Hocq, 1985) in the eastern extremity of the La Grande subprovince, composed essentially of amphibolites of basaltic origin that belong to the Rossignol-Laguiche group (Gauthier, 1996). The metabasalts can be followed over 50 kilometres along a NE-SW trend with an average thickness of 4 kilometres. The volcanic sequence is hosted in a large quartzo-feldspathic gneiss unit of sedimentary origin. Multiple syn- and post-tectonic intrusions control the geometry of the volcano-sedimentary assemblage.

A simplified description of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below.

9.2 Local geology

The following descriptions of the main lithologies are based on macroscopic observations in the field, especially on the NW grid area where the outcrop exposure is abundant.

9.2.1 Amphibolite

The amphibolite is a black to dark-green coloured rock essentially composed of hornblend and plagioclase with various proportions of quartz, actinolite, garnet, biotite, phlogopite, sericite, calcite and epidote. Metamorphism has created a range of aphanitic to medium-grained and granoblastic textures. Primary textures have been obliterated by the amphibolite- to granulite-metamorphic facies and by the strongly-developed regional schistosity. Occurrence of decimetre-scale pillows with elongated centimetric aphanitic borders are concentrated in the NW Grid Area. The amphibolites have been interpreted as basalt flows with layers of komatiite, felsic volcanic domes and sedimentary units ranging from conglomerate to iron formation (Gauthier, 1996). Narrow base metals mineralization is locally observed between the pillows on the NW grid.

9.2.2 Quartzo-feldspathic gneiss

The gneiss is a medium- to dark-grey coloured rock mainly composed of plagioclase, quartz and biotite in various proportion. Accessory minerals include Kspar, muscovite, garnet, hornblende and magnetite. Because of the high metamorphic grade, the quartzo-feldspathic gneisses are generally coarse-grained and granoblastic. Locally, mafic segregations creating biotite schlieren and layered textures are observed.

The gneiss has a biotite content generally over 30% of the total rock volume and was described as a wacke sedimentary unit. Granitic leucosomes with centimetric to decimetric thickness are omnipresent. Throughout the prospected area, the wacke is related to a paragneiss of sedimentary origin composed of 60-70% wacke and with 30-40% pegmatitic injections due to partial melting.

Several outcrops of metasedimentary (paragneiss) rock interpreted as wacke were observed in the northern part of the NE grid and the southern portion of the NW grid. They are composed of plagioclase (30-40%) and quartz (20%) and biotite (20-30%) and characterized by granoblastic texture and the presence of muscovite porphyroblasts (5-20%) (1-2cm).

9.2.3 Felsic to intermediate volcanoclastite

Few outcrops of felsic to intermediate gneiss were mapped in the metabasalt region. They are described as light brownish to light-grey coloured rocks mainly composed of quartz and plagioclase. Muscovite is a dominant accessory mineral but biotite and sericite occur as well. The rocks are usually fine-grained with local lapilli texture, but generally the felsic unit is strongly affected by the regional deformation and exhibits a well developed schistosity.

Because of the scarcity of outcrops, the extensions are difficult to follow for more than 200 meters laterally and 100 meter across lithostratigraphy. As mentioned above, they are interpreted as felsic to intermediate volcanoclastites that form part of a bi-modal volcanic sequence (Gauthier, 1996). This lithology was not observed on the NW grid.

9.2.4 Silicate-Rich and Oxide-rich Iron formation

Iron formations are medium- to dark-green coloured banded rocks composed of centimetre-scale quartz-rich bands interlayered with silicate-rich bands or magnetite-rich bands. They both constitute strong magnetic anomalies on the NW grid. Their presence was not noticed on the NE grid due to lack of outcrop exposure.

Silicate-rich iron formations occur in areas of low relief and thus rarely exhibit good surfaces for observation. Due to their conductive nature, they were often found by geophysics and then cleared by shovel. Silicate-rich iron formations may also have been misinterpreted and confused with strongly-altered metabasalt.

The silicate bands are composed of hornblende, garnet, actinolite, grunerite and biotite. The volume of sulphide ranges from trace to 20% of the rock and usually consists of a large proportion of pyrrhotite and pyrite. Arsenopyrite, chalcopyrite and sphalerite are also observed in samples. The chert bands are aphanitic to fine- grained and granoblastic, whereas the silicate bands are characterised by medium- to coarse-grained, porphyroblastic texture. Garnet porphyroblasts up to -1.5 centimetres in diameter are also present.

The magnetite-rich iron formations are composed of magnetite that range from 15% to 40% interlayered with chert bands (40-60%). Chert bands are also aphanitic to fine-grained. They also contain grunerite and amphibolite (5-10%) and locally garnet. They are often mineralized in pyrrhotite (2-5%) and arsenopyrite (tr-5%).

Both types of iron formations were observed within the NW grid limits and their average thickness varies from one meter to 15 meters. A silicate-rich iron formation was encountered 5km east of the Linda bloc (Fig 4) and contains 50% of dark amphibole or pyroxene, 30% of quartz, 10% of green amphiboles, 5% garnets , 5% of chlorite and was injected by quartz veins.

9.2.5 Exhalite

Several exhalative horizon were outlined in contact with or nearby iron formation occurrences. In fact, most of the exhalite horizons were discovered while prospecting for those iron formations. They are composed of quartz (40-60%) interbedded with sulphides (20-40%) such as pyrrhotite and pyrite and more locally chalcopyrite, molybdenite and sphalerite. Some occurrences present breccia textures. Alteration minerals such as chlorite, muscovite and fuchsite were also noticed within this unit. The Chirki and the SNPL showings are both hosted in a brecciated exhalite horizon in the NW grid.

9.2.6 Chert

Chert horizons were also observed in the NW grid. They are often spatially associated with iron formation and exhalite. Chert horizons are composed of fine grained quartz (60-90%), biotite (5-10%) and are often mineralized in graphite (2-25%), pyrrhotite (2-15%), pyrite (2-5%) and arsenopyrite (tr-2%). Chlorite (tr-10%) and muscovite (tr-15%) were also noticed as alteration minerals in the chert horizons.

9.2.7 Ultramafic Rock

Ultramafic rocks were encountered on the NW grid. They occur in contact with amphibolite (basalts) and are strongly magnetic. Ultramafic rocks are dark green coloured, medium grained and present a massive texture. They are composed of tremolite (20-50%), hornblend (20-30%),actinolite (10-30%), clinopyroxene (10-30%), chlorite (5-10%), serpentinite (5-15%) and magnetite (2-5%).

9.2.8 Pegmatite

Pegmatite dyke occurrences were more abundant in the metasedimentary package on the property. Moreover, on the Southern part of the NW grid, several outcrops of pegmatite rich in muscovite (5-20%) were outlined near the contact between the volcanic rocks to the north and the metasedimentary rocks to the south. The other minerals contained in those pegmatites are quartz (25-35%) and plagioclase (50-60%) , representing a tonalitic composition. The abundance in muscovite along the contact between volcanics and the metasedimentary unit should be kept in mind as a favourable conduct for fluids rich in water.

ITEM 10 : DEPOSIT TYPE

This section is not applicable to this report.

ITEM 11 : MINERALIZATION

This section describes mineralized zones discovered during the summer of 2009 by prospecting and mapping. The location of the new mineralized boulders and showings is presented in figure 4.

Refer to appendix 3 for the summary of each described outcrop, appendix 1 for the list of abbreviations used for geological description and appendix 5 for the certificates of analysis.

11.1 North-West Grid

Prospecting over the NW Grid was successful in finding several mineralized outcrops and boulders. Four significant showings were outlined from which two of them were sampled by channelling. All the Max-Min anomalies were tested and most of them were explained by the presence of magnetite iron formation or sulphides-rich exhalite. One grab sample returned values of **3.17 g/t Au** (sample 135185) from an amphibolite containing 15% garnet and 5% of finely disseminated arsenopyrite. The protolith of this rock could also be a silicate-rich iron formation. An other sample, collected in a basalt in contact with ultramafic rock, contains 10% of disseminated arsenopyrite over 10cm, returned values of **1.18 g/t Au** (sample 135200) (See figure 4,7 & 8).

The Chirki showing was discovered using beep-mat and corresponds to a max-min conductor. It is constituted by a mineralized breccia of semi-massive sulphides composed of 20-40% pyrrhotite and 5-10% arsenopyrite. The host rock is injected by quartz veins. The protolith is hard to determine due to metasomatism that affected the rock. Silicification, epidotization and chloritization are among the alterations observed in that rock. This mineralized zone is 8.5m thick and occurs between a amphibolitic schist interlayered with iron formation to the north and an oxide-rich iron formation to the south. It returned values of **1.02 g/t Au over 0.50 meters** from channel sample.


Mineralized Breccia in PO-AS
AS
PO

Picture 1: Chirki Showing Mineralized Breccia (hosted in exhalite)


AS
PO
Clasts
S11/S9

Picture 2: Chirki Showing Mineralized Breccia (hosted in exhalite)

Table 2. Significant channel samples from Chirki showing.

Outcrop	Sample	UtmE_ Nad83	UtmN_ Nad83	From (m)	To (m)	Length (m)	Au_ ppm	Ag_ ppm	Cd_ ppm	Cu_ ppm	Pb_ ppm	Zn_ ppm	Zn_%
TRI-2009-R-001	193967	684490	5907677	0.00	0.50	0.50	1.02	0.10	0.25	4.00	37.00	27.00	

The SNPL showing was also discovered using beep-mat and corresponds to a max-min conductor. It is constituted of semi-massive sulphides containing 20-40% pyrrhotite, 5-10% pyrite, 3-20% sphalerite, 1-2% chalcopyrite, trace to 1% galena and local trace of arsenopyrite. Sphalerite occurs in beds. The mineralization is strongly silicified and brecciated and contains alteration minerals such as chlorite, sericite and fuchsite (?). Values of **2.63% Zn and 12.7 g/t Ag** were obtained from grab sample while channel sample delivered values of **2.65% Zn; 0.16% Pb; 0.08% Cu; 19.3 g/t Ag and 0.10 g/t Au over 3.00 meters** (TRI-2009-R-003). The metal content of this mineralization suggest a VMS affinity (Ag,Cd,Cu,Pb,Zn). Notice that the channel performed 50m toward west did not return any significant values. To the north of the mineralized zone, an oxide iron formation is present and returned values of 0.53 g/t Au from a grab sample (135251).


SP-GL
GL

Picture 3: SNPL Showing Sphalerite and Galena band


Mineralized Breccia
Fragments
PO-PY±CP

Picture 4: SNPL Showing breccia facies in exhalite

Table 3: Significant channel samples from SNPL showing.

Outcrop	Sample	UtmE_ Nad83	UtmN_ Nad83	From (m)	To (m)	Length (m)	Au_ ppm	Ag_ ppm	Cd_ ppm	Cu_ ppm	Pb_ ppm	Zn_ ppm	Zn_%
TRI-2009-R-003	193990	683375	5907712	1.30	2.30	1.00	0.10	15.20	12.8	1710	801	7950	0.95
TRI-2009-R-003	193991	683375	5907711	2.30	3.30	1.00	0.11	29.80	102	338	3560	65800	6.58
TRI-2009-R-003	193992	683375	5907710	3.30	4.30	1.00	0.10	12.90	9.7	210	450	5680	0.62
TRI-2009-R-003				1.30	4.30	3.00	**0.10**	**19.30**	**41.50**	**752.67**	**1603.67**	**26477**	**2.72**

Former base metals and gold showings from 2007 were also prospected. The base metals mineralization discovered in 2007 that returned values of **12.4 g/t Ag, 4.45% Cu and 0.91% Zn** from a grab sample (122025) is hosted in a pillowed basalt and concentrated between the pillows. The mineralization zone is narrow and was not extended. The gold showing that returned values of **2.81 g/t Au** is also a narrow mineralized zone hosted within an silicified basalt. The mineralization is associated with quartz veins mineralized in arsenopyrite. No lateral extents were found for that showing.

11.2 North-East Grid

The North-East grid was prospected along traverses with a 50m meter spacing. However, that did not allow the discovery of any significant mineralization. Only a few outcrops were exposed on that grid and the majority of the boulders encountered on this grid did not present economic or lithological interest. The only boulder that retained the attention was the one that returned values of 0.45% Ni in 2007. It was revisited. It is a boulder of an mafic-ultramafic rock in contact with felsic sediments. It contains 25% pyrrhotite disseminated and in net texture and 3% of chalcopyrite. That boulder also constitutes a Beep-Mat conductor. The source for this boulder is unknown at this time. Sample 135162 returned values of **0.51% Ni; 0.10% Cu; 0,05% Co and 9.27% S** and will be studied in thin section. Most of the outcrops encountered in the northern part of the grid correspond to metasediments and contain muscovite porphyroblasts (1-2cm). All the IP anomalies were tested using Beep-mat but none of them was explained. A beep mat conductor was outlined in the middle of the grid where no IP coverage was possible in 2008. A strongly silicified metasediments crosscutted by pegmatite and injected by quartz veins corresponds to this conductor. It is mineralized with disseminated pyrrhotite (5%) and chalcopyrite (0.5%) and altered in chlorite (10%) and hematite (2%). It returned anomalous values in tungsten: **540 ppm** (132926) and **430 ppm** (132925). See Figure 4, 5 & 6 for the location of the samples.

11.3 Property Scale Prospecting

Prospecting was performed up-ice of the two gold-bearing boulder clusters known on the property.

The northern boulder cluster is constituted by two boulders that returned values of 12.4 g/t Au and 1.1 g/t Au. Prospecting was not successful in finding other boulders from that cluster. However, the boulders were re-sampled for assaying and thin section analysis. Re-assaying produced values of **16.9 g/t Au** and **4.01 g/t Au** from **the 12.1 g/t Au** boulder and value of **5.1 g/t** Au from the **1.1 g/t Au** boulder. During the prospecting in this area, a quartz vein hosted within a paragneiss was sampled and returned values of **0.05% W** (sample 132926).

The southern boulder cluster that hosts the so-called "Linda Bloc" that had returned values of 20 g/t Au was also the object of a new prospecting phase in the up-ice direction. During that phase, a sheared biotite schist in contact with an iron formation was outlined. It returned values of **0.4% Cu and 12.7 g/t Ag** (sample 193959). A grab sample collected from an outcrop constituted by oxide-rich iron formation mineralized with 15% pyrrhotite curiously returned values of **0.13% W** (sample 135252). (See Figure 12).

A new showing located 5 km to the East of the former Linda Bloc was discovered. It consists of quartz veins mineralized in pyrrhotite (1%) and arsenopyrite (1%) hosted by paragneiss in contact with silicate-rich iron formation. That outcrop is fractured. The quartz vein returned values of **1.37 g/t Au** (sample 135269) and two samples from silicate-rich iron formation collected a few meters away returned values of **0.35 g/t Au** (135270) and **0.29 g/t Au** (135268). Sample 135266, collected 1 km to the east of the sample 135269, returned values of **1.51 g/t Au** from an silicate-rich iron formation boulder. (See Figure 4, 5 & 6)

Table 4: Significant grab samples from Trieste Property.

Outcrop	Sample	UtmE Nad83	UtmN_ Nad83	Au_ ppm	Ag_ ppm	As_ ppm	Cd_ ppm	Co_ ppm	Cu_ ppm	Ni_ ppm	Pb_ ppm	Sb_ ppm	W_ ppm	Zn_ ppm	Cu_ %	Zn_ %
TRI2009MS-044	135185	685535	5908083	3.17	0.10	8450	0.25	111	147	222	1	9	0.5	14	-	-
TRI2009MS-107	135269	689566	5898030	1.37	0.40	3830	0.25	38	135	86	4	1	20	10	-	-
TRI2009MS-083	135200	683980	5907344	1.18	0.10	>10000	0.25	66	324	11	1	52	10	23	-	-
TRI2009JFB-019	130340	684486	5907674	0.88	0.40	>10000	0.25	10	30	56	7	137	0.5	4	-	-
TRI2009JFB-019	130341	684486	5907674	0.77	0.30	>10000	0.25	9	33	55	8	134	0.5	5	-	-
TRI2009MS-096	135251	683371	5907728	0.53	0.10	>10000	0.25	37	58	9	1	11	0.5	22	-	-
TRI2009GT-033	135219	684686	5907255	0.24	1.10	483	3.2	78	431	72	24	323	0.5	1410	-	-
TRI2009JL-012	135352	684815	5897378	0.15	1.40	22	0.25	8	182	64	5	2	1300	13	-	-
TRI2009MS-098	135253	683375	5907711	0.15	12.70	69	40.2	93	855	185	927	4	0.5	26300	-	2.63
TRI2009JL-011	135351	684807	5897383	0.12	1.10	20	0.25	12	218	76	8	3	450	18	-	-
TRI2009MS-099	135254	683316	5907711	0.07	7.70	116	4.6	26	5160	121	69	1	0.5	1400	0.49	-
TRI2009JAL-007	132927	690163	5905782	0.04	4.90	>10000	2.2	161	2680	123	7	16	40	38	-	-
TRI2009MS-072	135196	684624	5907415	0.02	0.10	3410	0.25	7	33	16	8	6360	10	14	-	-
TRI2009GT-014	135201	685579	5907370	0.02	2.30	485	19.2	174	2440	124	183	4	10	9650	-	0.98
TRI2009JL-001	193959	684726	5897394	0.01	4.50	46	0.25	40	4070	146	3	1	0.5	31	-	-
TRI2009JAL-006	132925	690162	5905786	0.00	0.90	73	0.5	4	245	21	1	1	430	11	-	-
TRI2009JAL-006	132926	690162	5905786	0.00	0.90	20	0.6	4	218	24	2	1	540	37	-	-

Table 5: Significant boulder samples from Trieste Property.

Outcrop	Sample	UtmE_ Nad83	UtmN_ Nad83	Au_ ppm	Ag_ ppm	As_ ppm	Cu_ ppm	Ni_ ppm	Pb_ ppm	Zn_ppm
TRI2009MS-001	135160	683975	5903295	16.9	2.2	>10000	136	9	1	1
TRI2009JFB-002	130321	686240	5905223	5.1	1.6	>10000	177	23	2	4
TRI2009MS-001	135161	683975	5903295	4.01	1	>10000	122	16	3	1
TRI2009MS-105	135266	690459	5898218	1.51	0.2	10	30	15	1	1
TRI2009JFB-011	130331	685601	5907516	0.033	2.5	9	1460	235	9	17
TRI2009MS-003	135162	689619	5905827	0.012	1.9		1035	5130		
TRI2009GT-029	135215	684671	5907985	0.011	0.1	91	1190	308	1	23

ITEM 12 : EXPLORATION WORK

Prospecting and geological mapping was carried out from August 19th to September 10th 2007. All geological data was collected by geologists Mathieu Savard, by geological engineer Jérôme Lavoie, by trainee geologist Josée-Anne Lévesque, by Trainee Geological Engineer Jean-François Boivin and Guillaume Tremblay and by technicians Paul-Émile Poirier, André Pelletier and Marco Bouchard from Virginia Mines Inc. A total of 157 man/days (including mobilisation and demobilisation) were spent on the Trieste property. A till survey took place from August 10th to August 13th. Till samples were collected by Services Techniques Geonordic's staff who was supervised by Rémi Charbonneau from Consultant Inlandsis.

A total of 235 rocks samples and 155 till samples were collected from the Trieste property. Results are presented in appendix 4 and 5 for rocks and in appendix 6, 7 and 8 for tills.

ITEM 13 : DRILLING

This section is not applicable to this report

ITEM 14 : SAMPLING METHOD AND APPROACH

14.1 Rock Samples

Rock samples collected during the 2009 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw at sub-surface. All the collected samples were located with the use of a GPS instrument. Samples from the trench were positioned relative to one other using the GPS position of the trench.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 : SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 Sample security, storage and shipment

Samples were collected and processed by the personnel contracted by Virginia. They were immediately placed in appropriates sample bags, tagged and recorded with unique sample numbers. Rocks sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex Val-d'Or or Overburden Drilling Management personnel opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Rocks samples were then loaded onto a pickup truck for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2 Sample preparation and assay procedures

15.2.1 Rock samples

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The AU + SCAN analytical packages have been used.

The Au + SCAN package includes Au, Ag, Al, As, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, Pb, S, Sb, Sc, Sr, Ti, V, W, and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

15.2.2 Till samples

Glacial sediment samples were collected on a 200-300 meter spacing along NW oriented traverses spaced 2-4 km apart. Each sample is collected with a shovel and its characteristics described on the appropriate formulary. The till samples are stored into a custom nylon bag, tag and record with a unique sample number. The samples are shipped to the Overburden Drilling Management Laboratory, in Nepean, Ontario, for the extraction of the dense fraction and the counting of gold grains. The heavy mineral concentrate is prepared on a shaking table (Wilfley) and completed, if required, by panning when 10 gold grains or more are observed. The gold grains are characterized in size (length, width, thickness) and classified according to three categories: Pristine, Modified or Reshaped. Overburden Drilling Management calculates a gold tenor (ppb of Visible Gold) based on the volume of the gold grains observed in function of the weight of the heavy mineral concentrate submitted for analysis. Finally, the heavy mineral concentrate is submitted to a magnetic separation using a magnet and the non-magnetic fraction is reconcentrated using dense liquid before being shipped to the ALS Chemex Laboratory in Val-d'Or for gold pyroanalysis and the scan of 33 others elements using ICP-MS.

ITEM 16 : DATA VERIFICATION

Due to the relative grassroots nature of the exploration program, rigorous data verification procedures were not deemed necessary. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps. The data has been reviewed and checked by the authors and is believed to be accurate. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories. It is considered somewhat less important in grassroot projects, which are generally characterized by small batches of unmineralized to weakly-mineralized samples.

ITEM 17 : ADJACENT PROPERTIES

The project "Galinée" owned by Midland Exploration is located to the West of the Trieste Property. A few gold showings that returned values up to 5.22 g/t Au from grab samples were obtained from metasedimentary rocks on the Galinée project (Midland Exploration website).

ITEM 18 : MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 : MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 : OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 : INTERPRETATION AND CONCLUSIONS

21.1 NW Grid

Looking to the NE grid geology, it seems that the iron formation, the chert and the exhalite units are often spatially associated which indicates that they could belong to the same sedimentary sequence associated to the end of a volcanic cycle. They also could represent a lateral variation of exhalative sequence. They explained most of the max-min anomalies on the NW grid.

Muscovite-rich pegmatites occurring nearby the south end of the NW grid, near the contact between the volcanic and the metasedimentary rocks, indicate a structure where fluids rich in water and volatiles have circulated. It could have been a significant conduct for fluids and possibly for gold.

Several outcrops containing arsenopyrite mineralization were outlined on the NW grid, hence explaining the arsenic lake sediments anomaly in the area. Most of the Max-Min anomalies present in the NW grid were explained by the presence of iron formation, graphite-rich chert or exhalite mineralizations. The gold showing that has returned values of **3.17 g/t Au** could possibly be extended since the north extension of this showing was not prospected. The SNPL base metal showing is interesting but presents sub-economical values at this time.

Base metal showing from 2007 hosted within pillowed basalt did not present lateral extension at surface. The gold showing discovered in 2007 that returned **2.81 g/t Au** and hosted within a silicified basalt was not extended. These two occurrences are narrow and do not present extension at surface.

The till sampling survey did not highlight any outstanding anomaly on the NW grid.

21.2 NE Grid

The NW grid outcrop exposure is very poor and by consequence, only a few outcrops of metasedimentary rocks were outlined in the northern part of that grid. Consequently, no significant geological interpretation can be made for that area. The scarcity of iron formation boulders however suggests that the source for gold-bearing boulders of this type is elsewhere, possibly down-ice if we consider the gold anomalies from till survey results (appendix 8)(See Figure 12).

No IP conductor was explained on the NE Grid. The source of the Ni-bearing boulder (**0,50% Ni**) found on this grid remains the only significant interest for prospecting at this time. Anomalous values of Tungsten (430 & 540 ppm) were obtained from a silicified metasediments in contact with pegmatites.

21.3 Property Scale Prospecting

Prospecting on the property mainly focused on the two gold-bearing boulder clusters outlined by previous campaign in the southwestern part of the property.

The northern boulder cluster (Fig. 4) was prospected again and no additional gold-bearing boulders were discovered during the operation. However, the till survey results highlighted a gold grains anomaly aligned with the glacial trend and the gold-bearing boulders.(see figure X) It seems that the possible source for these gold-bearing boulders is located between the NW and the NE grids.

The southern boulder cluster was also revisited. A boulder that returned values of 1.51 g/t Au, located 5km to the east, was outlined during that phase. An outcrop characterized by sheared biotite schist returned values of 0.40% Cu. Finally, a metasediment injected by quartz veins mineralized in arsenopyrite, has returned values up to 1.37 g/t Au from an outcrop localized 5km to the east of the so-called Linda bloc (Fig 4). This metasediment is in contact with a silicate-rich iron formation that returned weaker but anomalous values in gold. Weak values in gold grains count were obtained from the till survey in this area.

The area where a gold showing returned **1.37 g/t Au** still presents good potential for gold discoveries since limited prospecting was performed. Interesting gold grains anomalies obtained from the till survey in the northern boulder cluster area could lead to a possible source between the NE and the NW grids.

ITEM 22 : RECOMMENDATIONS

Considering the amount of arsenopyrite mineralization outlined on the NW grid during 2009 and the presence of a few gold showings on its northern portion, it is recommended to return on the NW grid for a few days of prospecting toward the north of this grid. Taking into account the results obtained from the till survey (Charbonneau, 2009, appendix 8), additional till samples should be collected in the northern boulder cluster in order to circumscribe the gold-bearing till anomalies. In the till survey report from Charbonneau, gold signals associated with pristine shaped grains and geochemical association of hydrothermal and iron formation affinity suggest many local sources on the Trieste property (Sector A, B and C, see figure 12) and deserves follow-up. It is recommended to pursue prospecting where a metasediment in contact with silicate-rich iron formation returned values of 1.37 g/t Au to the east of the so-called "Linda bloc". A follow-up program consisting in prospecting and till sampling that could last two weeks should be considered for 2010.

ITEM 23 : REFERENCES

Beesley, T.J., 1992, Report on Winter 1992 diamond drilling program, Eastmain Project, Harbourg Lake, SOQUEM Option, Northern Quebec. Kingswood exploration 1985 Ltd.

Berger, J., 1999, Rapport final sur la détection des chapeaux de fer à l'aide d'une image Landsat TM pour les feuillets 23E ouest et 33H est, projet Minto; GM 58324; 8 p.

Cannuli, M., 1975, Rapport des levés géochimiques d'eau et de sédiments de lac, territoire de la Baie James, Bloc "B", GM 34036, 38 p.

Chapdelaine, M., 1999, Projet Caniapiscau, Rapport des travaux de reconnaissance automne 1998. Internal Report, Mines d'Or Virginia, 13 pages.

Charbonneau, R., 2009, Systematic Till Survey 2009, Trieste Property, James Bay, Québec, Inlandsis Consultant, 48 pages.

Choinière, J. and Leduc, M., 1996, Analyse pour l'arsenic, l'or, l'antimoine et le tungstène (SNRC 23E). Ministère des Ressources naturelles, Québec, MB 96-29.

David, J., et Parent, M., 1997, Géochronologie U-Pb du Projet Moyen-Nord. Ministère des Ressources Naturelles, Québec; rapport interne.

Desbiens, H., 1995, Rapport de la prospection et de la cartographie géologique de la propriété Lac Trieste, Baie-James, Québec (33H/ 07-08). Ministère des Ressources naturelles, Québec, GM 53578, 25 pages.

Duffel, S. and Roach, R.A., 1959, Mount Wright, Québec-Newfoundland. Geological Survey of Canada, Map 6-1959.

Eade, K.E., 1966, Fort George River and Kaniapiskau River (west half) Map-Areas, New Quebec. Geological Survey of Canada, Memoir 354, 23 pages.

Francoeur, G. and Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 17 pages.

Gauthier, M., 1996, Géologie de la région du Lac Sauvolles (SNRC 33H et 23E ouest); MB 96-27; carte 1:250 000.

Gauthier, M., Larocque, M., et Chartrand, F., 1997, Cadre géologique, style et répartition des minéralisations métalliques de la Grande Rivière, territoire de la Baie James; MB 97-30; 69 p.

Grenier, L., Savard, M., Archer, P., 2008, Technical Report and Recommendations, Reconnaissance Program, Trieste Project, 44 p.

Hocq, M., 1985, Géologie de la région des lacs Campan et Cadieu, Territoire-du-Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec, ET 83-05, 178 pages.

Lamothe, D., Leclair, A.D. and Choinière, J., 1998, Géologie de la région du lac Vallard (23C). Ministère des Ressources naturelles, Québec, RG 98-13, 31 pages.

Leclair, A.d., Lamothe, D., Choinière, J. and Parent, M., 1998, Géologie de la région du lac Bermen (23F et 23G). Ministère des Ressources naturelles, Québec, RG 97-11
Ross, M., 1998, Géochimie du till et comptage de grain d'or sur la propriété Escale, été 1998, Ressources Sirios inc.; GM 56127; 37 p.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

SDBJ, 1978, Cartes géochimiques des sédiments de lacs de la région de la Baies-James. Ministère des Ressources naturelles, Québec, GM-34039.

Sharma, K.N.M., 1978, Région de la Grande Rivière, Nouveau-Québec (projet 1977); Ministère des Richesses naturelles, Québec; DPV 558, 32 p.

Tshimbalanga, S., 2008, Levés de polarisation provoquée, d'électromagnétisme EMH et de magnétométrie, propriété Trieste, région de la Baie-James, Québec, 19 pages.

Villeneuve, P.-A., 1999, Rapport des travaux du projet Caniapiscau, 1999, Mines d'Or Virginia, 22 p.

Villeneuve, P.-A., 2000, Rapport des travaux 2000, projet Caniapiscau. Internal Report, Mines d'Or Virginia, 27 pages.

ITEM 24 : DATE AND SIGNATURES PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard,* hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working as in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Trieste Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised the Trieste project from June to October 2009.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Trieste project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 26th day of January 2010.

"Mathieu Savard"



Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
#510
QUÉBEC

I, *Paul Archer*, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Trieste Project in accordance with section 5.1 of the national instrument 43-101.
- I did not visited the immediate region where the exploration activities were undertaken.
- In collaboration with the other the authors, I have supervised the preparation and edited all sections of this report utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Trieste project since 1998.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 26th day of January 2010.

"Paul Archer"



Paul Archer, M.Sc., P. Eng.

ITEM 25 ILLUSTRATIONS
TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca